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                              July 14, 2022

       Peter Handrinos
       Partner
       Latham & Watkins LLP
       200 Clarendon Street
       Boston, Massachusetts 02116

                                                        Re: Radius Health, Inc.
                                                            Schedule TO-T filed
July 13, 2022
                                                            Filed by Patient
Square Equity Partners, LP et al.
                                                            SEC File No.
5-84055

       Dear Mr. Handrinos:

               We have conducted a limited review of your filing, addressing only the matter identified in our comments below. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your filing.

       Schedule TO-T filed July 13, 2022

       Source and Amount of Funds, page 34

   1.                                                   Provide additional
information about Commitment Parties OrbiMed Royalty
                                                        & Credit Opportunities
III and IV, LP, including any relationship or affiliation with the parties to the Merger.
       General

   2. We note that Gurnet Point was the party initially contacted by representatives of Radius
                                                        Health and it
negotiated the terms of the merger and entered into a CDA related to the exchange of information
during those negotiations. In addition, Gurnet Point is an affiliate of named bidder GPC WH
Fund, which in turn controls newly-formed entities Parent and
                                                        Purchaser. Given these
facts, provide your analysis as to why Gurnet Point has not been included as a bidder on
the Schedule TO-T. Alternatively, add Gurnet Point and revise
 Peter Handrinos
Latham & Watkins LLP
July 14, 2022
Page 2
         the Offer to Purchase (to the extent applicable) to provide all of the disclosure required by that Schedule as to the new filer.
3. See our last comment above. Provide the same analysis as to Patient Square or add that entity as a bidder on the Schedule TO-T.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNamePeter Handrinos                               Sincerely,
Comapany NameLatham & Watkins LLP
                                                                Division of
Corporation Finance
July 14, 2022 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName